UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM SD
SPECIALIZED DISCLOSURE REPORT
ENERGY TRANSFER LP
(Exact name of registrant as specified in its charter)

Delaware	1-32740	30-0108820
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)
8111 Westchester Drive, Suite 600, Dallas, Texas 75225
(Address of principal executive offices) (zip code)
Dylan A. Bramhall (214) 981-0700
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this Form is being submitted, and provide the period to which the information in this Form applies:
[ ] Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, ___.
[X] Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended December 31, 2023.

Item 2.01. Resource Extraction Issuer Disclosure and Report
Disclosure of Payments by Resource Extraction Issuers
Pursuant to Rule 13q-1 of the Securities Exchange Act of 1934, as amended, Energy Transfer LP (the “Registrant”) is submitting the specified payment disclosure required by Form SD as Exhibit 2.01 to this Specialized Disclosure Report on Form SD.
Item 3.01. Exhibits

Exhibit Number	Description of the Exhibit
2.01	Resource Extraction Payment Report as required by Item 2.01 of this Form SD
2.01 INS	XBRL Instance Document
2.01 SCH	XBRL Taxonomy Extension Schema Document
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ENERGY TRANSFER LP
		By:	LE GP, LLC, its general partner

Date:	September 25, 2024		/s/ Dylan A. Bramhall
Dylan A. Bramhall
Group Chief Financial Officer